Exhibit no. 99.(J) 3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references made to our firm under the captions “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm and Financial Statements” and “Appendix N — Recipients of Non-Public Portfolio Holdings on an Ongoing Basis” in the Statements of Additional Information of MFS Global Real Estate Fund, a series of MFS Series Trust XIII, in Post-Effective Amendment No. 59 to the Registration Statement (Form N-1A, No 2-74959).

We also consent to the incorporation by reference, in such Statement of Additional Information of our report, dated October 15, 2015 with respect to the financial statements and financial highlights of MFS Global Real Estate Fund, included in the Annual Report to Shareholders for the fiscal year ended August 31, 2015.

ERNST & YOUNG LLP
Ernst & Young LLP

December 22, 2015